Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 5 DATED JULY 1, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015

This Supplement No. 5 supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, as supplemented by Supplement No. 1 dated May 14, 2015, Supplement No. 2 dated May 29, 2015, Supplement No. 3 dated June 11, 2015 and Supplement No. 4 dated June 25, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 5 is to disclose:

•	the status of our initial public offering;

•	the renewal of our advisory agreement; and

•	the re-election of our directors.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 29, 2015, we received and accepted subscriptions in our offering for 65.1 million shares, or $649.2 million, including 0.3 million shares, or $3.1 million, sold to NorthStar Realty Finance Corp. As of June 29, 2015, 100.6 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Renewal of Advisory Agreement
The advisory agreement between our company, our operating partnership, our advisor and our sponsor was renewed by our board of directors through June 30, 2016 upon terms identical to those of the agreement in effect through June 30, 2015.

Re-election of Directors
At our 2015 annual meeting of stockholders held on June 25, 2015, all directors nominated by our board of directors were re-elected to serve until the 2016 annual meeting of stockholders and until their respective successors are duly elected and qualified.
The voting results for each of the four persons nominated were as follows:

Nominees	Votes For	Votes Withheld	Broker Non-Vote

David T. Hamamoto	13,627,069	318,313	11,303,097
Jonathan T. Albro	13,631,650	313,732	11,303,097
Charles W. Schoenherr	13,638,700	306,682	11,303,097
Winston W. Wilson	13,626,129	319,253	11,303,097

1